Exhibit 99.1

Vermilion Energy Inc. Sells Common Shares of Coelacanth Energy Inc.

CALGARY, AB, Dec. 8, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) announces that it has filed an early warning report (the "Early Warning Report") in respect of its holdings in Coelacanth Energy Inc. ("Coelacanth").

On December 8, 2025, Vermilion sold 30,000,000 common shares ("Common Shares") of Coelacanth through a privately negotiated transaction with a group of purchasers, acting jointly and in concert, at a price of $0.76 per Common Share for a purchase price of $22,800,000 (the "Transaction"), representing an amount equal to more than 2% of the issued and outstanding Common Shares thereby triggering the requirement to file the Early Warning Report.

Prior to the Transaction, Vermilion had ownership, control or direction over an aggregate of 110,179,104 Common Shares, representing approximately 20.7% of the issued and outstanding Common Shares. Following the Transaction, Vermilion has ownership, control and direction over an aggregate of 80,179,104 Common Shares, representing approximately 15.0% of the issued and outstanding Common Shares.

The Common Shares were sold in continuance of Vermilion's stated priority of reducing its debt to further enhance the resiliency of its business. While Vermilion may not, until June 8, 2026, sell more than 60,000,000 of the 110,179,104 Common Shares held by it prior to the Transaction without the consent of Coelacanth pursuant to an amendment to the investor rights agreement with Coelacanth, Vermilion may, in the short term, decrease its holdings of Common Shares depending on market conditions, general economic conditions and industry conditions, and/or other relevant factors. Vermilion will continue to review its holdings of Common Shares and depending on the forgoing factors and amendment, as applicable, may in the future, increase or decrease its investment in the securities of Coelacanth.

This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of the Early Warning Report. The Early Warning Report has been filed under Coelacanth's profile on SEDAR+ and can be viewed at www.sedarplus.ca.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 19:00e 08-DEC-25